

April 19, 2007

via U.S. Mail

Mr. Michael S. Vandale
President and Chief Executive Officer
Patch International Inc.
Suite 300, 441 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V1

> **Re: Patch International Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 4, 2007**
> **File No. 0-28627**

Dear Mr. Vandale:

We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

General

1.   We note your statement on page 3 that "holders of a majority of the *outstanding shares of Common Stock* have already voted in favor of" the matters set forth in this information statement (emphasis added). We also note you have referenced NRS 78.390, which provides that a majority of the *outstanding shares of voting capital stock* entitled to vote on a matter is required in order to amend the Company's Articles of Incorporation. We finally note your disclosure on page 6 that "The total number of votes that could be cast if a stockholders' meeting were

held to approve the amendments to our Articles of Incorporation is 30,168,263." This number would apparently include the vote of your one share of Class A Preferred Voting Stock, which is entitled to 9,926,489 votes, and the vote of your one share of Class B Preferred Voting Stock, which is entitled to 500,000 votes. Please clarify whether you received consents from a majority of your outstanding common stock or from a majority of your outstanding shares of voting capital stock, which would include the Class A and Class B Preferred Voting Stock. In that regard, please tell us supplementally the persons who executed written consents in favor of the resolutions set forth in this information statement, and tell us the type of securities of Patch International they currently hold (e.g. common stock or preferred stock). We may have further comment.

2.   Please tell us who holds voting and dispositive powers with respect to your Class A Preferred Voting Stock and Class B Voting Stock and whether any of these persons are affiliates of the company or of your officers, directors, or principal shareholders. We may have further comment.

Increase in Authorized Shares, page 4

3.   We note the proposed amendment to your Articles of Incorporation increasing the authorized shares of common stock from 25 million to 300 million. Please clearly disclose your current plans to issue the additional shares being authorized. Please disclose the material terms of each issuance transaction, including significant shareholders upon such issuance. For example, we note your disclosure in the Form 8-K filed December 11, 2006 that you would acquire Damascus Energy Inc. in consideration for 11,576,489 common shares of Patch, but as Patch currently had 15,761,774 common shares issued and outstanding and 25,000,000 common shares authorized, Patch would need to increase the number of authorized common shares. We also note your disclosure on page 4 of this information statement that all Exchangeable Shares, Flow-Through Special Warrants, Non-Flow-Through Special Warrants will be automatically converted into an equivalent number of shares of Common Stock upon implementation of the increase in the authorized number of shares of common stock.

4.   Please provide tabular disclosure of the number of shares of common stock outstanding prior to the proposed amendment, the number of shares of common stock to be issued in each transaction upon implementation of the proposed amendment, the total number of shares of common stock to be issued upon implementation of the proposed amendment, and the number of shares of common stock reserved for issuance and the number of shares of common stock unissued and unreserved after implementation of the proposed amendment.

5.   Please disclose whether you have any other future plans, proposals, or arrangements to issue the additional shares being authorized for any purpose, including future acquisitions and/or financings. If so, please disclose by including

materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such other future plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock.

Change in Stockholder Quorum Requirement, page 5

6.   Please refer to comment 3 above regarding your plans to issue additional shares of common stock being authorized. To help shareholders better understand the impact of this amendment, please provide a stock ownership table that gives effect to all the planned issuances and discloses the holdings of your officers, directors and holders of greater than 5% of your outstanding voting shares. Provide appropriate footnote disclosure as to whether any disclosed parties are affiliates of each other, or are affiliates of the company or its officers or directors.

7.   We note that the last sentence of the proposed amendment to Article XII also has been changed. In particular, the current language reads "An act by the stockholders of each class or series is approved if a majority of the voting power of a quorum of the class or series votes for the action." The proposed language reads "An act of the stockholders of each class or series, other than the election of directors, is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action." Please clearly discuss the effect of this change. For example, compare how you will count abstentions and broker non-votes under the current Article XII and under the proposed Article XII.

8.   Please disclose the lowest possible percentage of votes needed in order to approve a resolution as a result to your proposed changes to Article XII. If any shareholders will hold shares in excess of this percentage, please identify them and disclose whether they are affiliates of each other, or of the company or its directors or officers.

Interests of Certain Persons In Matters to be Acted Upon, page 6

9.   We note your statement in this section. We also note, for example, that Mr. Vandale owns approximately 2,325,000 Exchangeable Shares, which will be automatically converted into an equivalent number of shares of common stock upon implementation of the increase in the authorized number of shares of common stock. In light of this, among other factors, please provide us with an analysis of whether the statement in this section is still applicable.

Voting Securities and Principal Holders Thereof, page 6

10.   Please update the information in this section as of the most recent practicable date.

11.   We note your footnote 1 of the beneficial ownership table starting on page 6. As it appears that the Class A Preferred Voting Stock and Class B Voting Stock are "voting securities," tell us whether they have been properly disclosed in this table. If these shares have been included in the table, please provide appropriate footnote disclosure indicating which entities hold the preferred voting stock.

12.   Please provide further clarification as to the nature of the "Exchangeable Shares." For example, we note that on page 4, you have defined "Exchangeable Shares" as 9,926,489 outstanding shares of Series A Preferred Stock of Patch Energy, which is a wholly owned subsidiary of Patch International. We note, however, that footnotes 2 through 7 of the beneficial ownership table relate to "Exchangeable Shares" and that footnote 1 refers to "30,168,263 voting shares outstanding." Please clarify. In your explanation, tell us whether the Preferred Stock of Patch Energy have voting rights with respect to matters relating to Patch International. Tell us whether you have included both the Exchangeable Shares and the Class A Preferred Voting Stock plus Class B Voting Stock in this table.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me, at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn

        via facsimile
        Fay M. Matsukage, Esq.
        Dill, Dill, Carr, Stonbraker & Hutchings P.C.
        (303) 777-3823